PART I of FORM C

X Form C: Offering Statement

Name of issuer: EdenLedger, Inc. d/b/a FanVestor

Form: C corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: December 13, 2018

Physical address of issuer: 2055 Lombard St., #470217, San Francisco, CA 94147

Website of issuer: www.fanvestor.com

Name of intermediary through which the offering will be conducted: Dalmore Group, LLC

CIK number of intermediary: 0001332099

SEC file number of intermediary: 008-67002

CRD number, if applicable, of intermediary: 136352

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 3% of all sums raised in this offering, plus $10,000 fee to cover due diligence costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: Dalmore Group LLC will receive the company's SAFE Notes equal to 1% of the aggregate amount raised divided by the price of the SAFE Notes.

Type of security offered: SAFE Note (convertible security)

Target number of securities to be offered: $1,070,000 of SAFE Notes

Price (or method for determining price): $1 at par

Target offering amount: $250,000

Oversubscriptions accepted: X Yes □ No

If yes, disclose how oversubscriptions will be allocated:

> **Pro-rata basis**

- **Other – provide a description:** First come, first served, with rolling closes

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: 12 months or earlier

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 32

Total Assets:	Most recent fiscal year-!end:	$34,684	Prior fiscal year-end:	$484,717
Cash & Cash Equivalents:	Most recent fiscal year-end:	$10,462	Prior fiscal year-end:	$293,995
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$793,464	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	-$1,243,497	Prior fiscal year-end:	-$358,016

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

OFFERING MEMORANDUM DATED SEPTEMBER 22, 2020

EdenLedger, Inc. d/b/a FanVestor
2055 Lombard St., #470217
San Francisco, CA 94147
www.fanvestor.com



NEXT GENERATION ENTERTAINMENT & SPORTS INVESTMENT PLATFORM

Up to $1,070,000 of SAFE Notes convertible into Non-Voting Common Stock

EdenLedger, Inc. d/b/a FanVestor and its subsidiaries, FanVestor CF LLC and FanPerks LLC, ("FanVestor," "the company," "we," or "us"), is offering up to $1,070,000 worth of SAFE Notes convertible into the company's Non-Voting Common Stock with up to 15% discount (depending on the individual investment size by investor, see "Terms of the SAFE Notes – Procedures for Conversion to Non-Voting Common Stock) and cap of $40,000,000. The minimum target amount under this Regulation CF offering is $250,000 (the "Target Amount"). The company must reach its Target Amount of $250,000 by March 31, 2021. Unless the company raises at least the Target Amount of $250,000 under the Regulation CF offering by March 31, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The original concept was created by Michael Golomb, founder and CEO back in 2017, resulting in EdenLedger, Inc.'s (the "Company" doing business as "FanVestor") incorporation on December 13, 2018 under the laws of Delaware.

FanVestor is a micro-securitization platform that allows accredited and non-accredited fans to invest in their favorite celebrity brands. Prior to the introduction of the FanVestor, fans and followers connected with their favorite celebrities by purchasing branded products, attending events and consuming content on social media. FanVestor enables these emotional "fan" connections to move to the next level and become "investors."

For the first time ever, with FanVestor, we believe these celebrity brands now have a platform that allows them to raise capital (within regulatory constraints) for various projects and offer exclusive benefits to their fans for their associated participation. Robinhood gave retail investors an easy path to invest in their favorite publicly traded brands, while Instagram gave fans a glimpse into the world of their favorite celebrities. FanVestor is the first platform to leverage these two concepts in harmony, providing fans an opportunity to invest in their favorite celebrities as well as buy exclusive perks and participate in charitable initiatives.

With FanVestor, fans can make financial investments with a possibility of receiving future dividends, equity, as well as exclusive rewards and experiences such as priority access, exclusive merchandise, one-of-a-kind fan experiences, and other benefits, depending on what is being offered by the particular investment or rewards opportunity. The FanVestor platform not only focuses on the fan-sourced fundraising milestone but also aims to offer the post funding advanced investor relations tools and liquidity solutions.

Recently winning the 2020 "Crowdfunding Innovation Award", FanVestor aims to become a leader in a total 360-degree fan investing, commerce, and rewards platform for celebrity brands and their associated partners by **enabling fans** (both accredited and non-accredited) to **invest in** and engage with their **favorite talent, musicians, athletes as well as entertainment and sport/esport organizations**.

The FanVestor team is comprised of highly respected and experienced media entertainment industry and capital markets veterans, with multiple IPOs and successful exits. The company's leadership is spearheaded by Michael Golomb (CEO), Larry Namer (COO), and Naji Bekhazi (EVP Engineering and Products), with active support from a tremendous group of advisory board members, highlighted by Marty Pompadur - Former head of ABC TV Network and Head of NewsCorp Europe, Phil M. Quartararo – Former CEO of Warner Brothers Music, EMI Records and Virgin Records, Yobie Benjamin - Former Global CTO of Citigroup and Chief Strategy Officer at Ernst & Young, Bryan Goldberg - Founder of Bleacher Report, Bustle, Gawker, Elite Daily, Mic, The Outline, & The Zoe Report, and Anya Goldin - Former 17-year Latham & Watkins equity partner.

FanVestor intends to have all of the necessary regulatory credentials (certain licenses are in the finalization stage) and deals / partnerships, including active engagements with HSBC and iHeartMedia (276M broadcast/145M followers). In July 2020, the Company kicked off its multi-year partnership with iHeartMedia, and featured exclusive opportunities from DJ Khaled, The Jonas Brothers, Jackson Wang, Ryan Seacrest, The Ben & Ashley Show, LA Dodger's Justin Turner & Max Muncy, as well as several individual campaigns with Paul Oakenfold and Hamilton the Musical.

At its formation, FanVestor acquired certain assets in exchange for common stock from Eurekah, Inc.'s and Medici, Inc.'s shareholders.

EdenCoin, Inc. ("EdenCoin") was a corporation formed on July 7, 2017 under the laws of Delaware and considered a predecessor entity. On October 3, 2019, an Agreement of Merger was approved between the two companies and the surviving corporation was EdenLedger, Inc.

FanVestor has two wholly owned subsidiaries:

- FanVestor CF LLC ("FanVestor CF"), which would be conducting Regulation CF securities offerings through our official Regulation CF funding portal commencing Q4 2020 as we receive FINRA's formal approval; and
- FanPerks LLC ("FanPerks"), through which we conduct our non-security type offerings, such as licensed sweepstakes, auctions for perks (virtual and physical goods or services), and charitable fundraising campaigns.

Further information about the company and its business appears on the company's profile page on dalmore.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Our Mission and Innovation

Mission

FanVestor is an innovative data-driven investment platform creating a new ecosystem that enables fans (both accredited and non-accredited) to invest in and engage with their favorite talent, musicians, athletes, as well as entertainment and sport/esport entities.

Innovation

FanVestor has created an innovative, data-driven investment platform ecosystem that **enables fans** (both accredited and non-accredited) to **invest** in and engage with their **favorite talent, musicians, athletes** as well as **entertainment and sport/esport organizations.** Prior to the introduction of FanVestor, fans and followers connected with their favorite celebrities by purchasing branded products, attending events and consuming content on social media. FanVestor enables these emotional "fan" connections to move to the next level, and become "investors."

FanVestor's **all-in-platform for fan investing and fan commerce** offers **exclusive experiences & product offerings** – both products (virtual and physical) and experiences + tiered levels of rewards for both commercial and charitable projects that can be attached to SEC regulated securities or offered to fans/followers in separate opportunities.

Finally, with a **deeper engagement,** fans make emotional investments in categories they love, driven by social media and marketing - now they can "Invest with Heart"™ – owning an interest in the celebrities that they love and enabling everyone – including unaccredited investors – to become more connected to the lives of talent, musicians or athletes.

Our app-driven community targets the discrete markets of funding entertainment and sports. FanVestor's business model is unique to the marketplace, capitalizing on the recent changes in regulations and tech innovation such as:

- **JOBS Act/compliance** - creating financial investment opportunities for non-accredited investors

· Regulated by the **SEC and FINRA**

· **Next-generation data science** - enabling our data-driven data management platform to collect valuable data that delivers the entertainment industry key data such as the buying habits of celebrities' fan base and other key features which can then be used to grow and expand one's digital, online/offline businesses. up to optimize data management, analytics, and communication tools for persons of social influence by providing deep insights into fan data, purchasing history and enriched user attributes for celebrities

· **Social media engagement platforms** - Our platform is brand agnostic, meaning any established talent, musician, athlete, entertainment or sport organization can raise capital from their direct and indirect social media followers using the FanVestor technology platform through our investment offerings, micro-securitization, and innovative rewards. With this data, FanVestor's platform enables celebrities to communicate with their fan base using targeted messaging and retargeting products to further monetize projects. While other industry participants have "stores" where either products can be sold or startups can raise capital, our target market is first and foremost catered to celebrities and their fan base, using the trusted voice of the celebrities to promote projects, increasing project conversions. Not only is this an untapped market with massive potential, but our application also leverages the social integrations and followers of celebrities across multiple social media platforms (e.g., Facebook, Twitter, YouTube, Instagram, and Tik Tok), and then layers the data enrichment concept to grow our platform user base.

In March 2020, FanVestor was recognized as the winner of "Crowdfunding Innovation Award" at the FINTECH Breakthrough Awards.

Principal Products and Services

FanVestor filed its provisional U.S. patent in December 2019 (US#62/950,038) and plans to file the full patent by the end of 2020.







Current Services

Depending on the type of offering being made, we currently operate as a technology platform connecting celebrities and investors for which we do not act as a securities intermediary and are not regulated as such, or as a regulated as a funding portal for offerings taking place under Regulation Crowdfunding (scheduled to go live in Q4'2020).

We intend to facilitate the following types of offerings that are exempt from registration under the Securities Act:

- Regulation A+ Offerings: In partnership with Dalmore Group, through FanVestor we generally host Regulation A+ Offerings on our platform. These celebrity issuers are seeking to raise anywhere from $100,000 to $50,000,000 and we anticipate providing an array of services, including assisting with due diligence, custodial accounts and coordinating vendors.

- Regulation Crowdfunding Offerings: Through FanVestor CF LLC, our funding portal is in the process of being registered with the SEC and FINRA, we would host Regulation Crowdfunding Offerings. These celebrity issuers are seeking to raise anywhere from $10,000 to $1,070,000, and we also expect to provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.

- Rule 506(c) Offerings: In partnership with Dalmore Group, through FanVestor, we plan to host offerings under Rule 506(c) of Regulation D. Accredited investors are allowed to invest in these offerings and we host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), celebrity issuers can use general solicitation to attract investors and there is no limit to the amount of money that can be raised. Therefore, celebrity issuers engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

Through FanPerks LLC, we also facilitate non-security type offerings, such as licensed sweepstakes and auctions for exclusive perks offerings (virtual and physical goods or services, rewards) and charitable fundraising campaigns.

Services Under Development

The following descriptions are for services that are planned or under development. They are not currently in place for our users, and we caution that some may never become available.

FanVestor is developing tools for celebrities who use our platform for their own offerings to leverage social media with FanVestor's one-of-a-kind data management platform, including advanced communication and analytics tools as well as advance cap table management.

Through this conduit, celebrities may have access to their fans' purchasing history and online interests which will allow them to target their messaging and products:

- FanVestor plans to deliver Big Data, capturing the desires, passions and participation of consumers to deliver the elusive "buying/spending" analytics, so that talent, musicians and athletes can better understand the behaviors of their fans and followers.

- FanVestor's data analytics advanced tools would provide a deeper understanding of a celebrity's fanbase to include financial capabilities, demographics, preferences and other metrics.
- FanVestor's passion data, from both online behaviors and social media, would create a network effect for targeted marketing to improve sales and fan loyalty.
- Monetization:
  - ❖ Segment data to achieve additional monetization strategies;
  - ❖ Convert fans and social media followers to super fans;
  - ❖ Target specific fans with campaigns based on relevant attributes;
  - ❖ Provide statistical data to celebrity brands to better understand their fan base for future campaign promotions; and
  - ❖ Ability to monetize enriched data externally under the appropriate geo-compliance.

Through the FanVestor platform, we plan to provide celebrities with advanced investor relations tools, such as:
- Standard capitalization table management, a global best practices solution which we expect to capture standard features, such as electronic securities, board consents, scenario modeling, investor communication, board meeting management, equity compensation tools, and report building.
- FanVestor's capitalization tables would be fanbase driven. With the use of advanced machine learning and engine features, we anticipate the participating celebrity issuers to utilize this new information in a brand new way to support investor relations, and to provide new direct investment opportunities to their fans as well as for cross-promotions.
- We also plan for these tools to provide automated financial distributions (i.e., dividends or debt interest coupons and pay-offs).

FanVestor anticipates building a rewards platform capable of offering tiered levels of rewards to fans and investors, wherein the rewards include exclusive virtual and physical perks as well as experience-based perks

FanVestor plans on building a securities marketplace solution that would provide liquidity to investors wherein the securities can include financial products such as debt, equity, derivatives, asset-backed, and the like, and wherein the securities can be traded between participants as conventionally done on the traditional stock market exchanges with the proper compliance and sophistication. This solution is not yet in place, and would require approval from the SEC and FINRA prior to operation.

FanVestor expects to build a non-securities marketplace solution that would provide liquidity to participants by allowing the perks issued through our platform or other platforms (i.e. virtual and physical exclusive perks and tiered levels of reward, etc.) to be traded between participants, peer to peer transactions, brands, fans, investors, and other ecosystem participants by exchanging, trading, selling or even transferring to other third party exchanges.

FanVestor plans on building a payment platform solution capable of facilitating cross-border financial transactions for project capitalization and investment liquidation purposes, wherein the

payment platform would be further capable of facilitating peer-to-peer financial transactions between investors and celebrity brand owners.

FanVestor plans on building an artificial intelligence (AI) and machine learning (ML) platform solution capable of analyzing data related to fans, investors, celebrity brand owners, influencers, content owners and distributors, telecommunication technology and service providers, and regulated securities transactions, where the AI platform would be capable of analyzing fan behavior, social and emotional data, geographic and located-based data, financial status, and demographics in order to provide direct fan-to-celeb brand analytics, and where the AI platform would be capable of matching potential investors to celebrity brand owners.

FanVestor has plans to build a next-generation communication platform solution for ecosystem participants to increase the brand-to-fan engagement. The platform would be an integrated web-based platform with virtual call centers, scalable, text, voice, bot, and a cloud-based, multi-channel communication platform built on top of Twilio (or alike) and hosted within the Microsoft Azure Cloud, AWS, or alike, where in the ecosystem participants are able to share information via the newsfeed, get real-time feedback via comments, likes, and reactions. It is expected that this platform would allow fans to use live video for more immediate, direct and authentic sharing, wherein the communication platform includes an auto-translation feature that allows for truly global multi-lingual communication.

Partnerships and Collaborations

Commercially Viable and Institutionally Credible™ - We are working with major banking institutions, tax and legal advisors, such as HSBC, Deloitte, Perkins Coie as well as executed a multi-year partnership with iHeartMedia in June 2020.

We also collaborate with the leading law firms in the 2012 JOBS Act and FINRA-related matters, such as CrowdCheck, Inc. and Ellenoff Grossman & Schole LLP.

We partnered with Dalmore Group LLC, which will act as broker-dealer of record for all security offerings under the Reg A and D. Prior to FanVestor's registration as a funding portal under Regulation Crowdfunding, offerings under Regulation Crowdfunding will also be done in collaboration with Dalmore Group.

Market


MUSIC
$130B


SPORTS
$620B


ESPORTS
$180B


TV/FILM
$136B


ART
$67B


FASHION
$758B

A Massive Market Opportunity

FANVESTOR GIVES CELEBRITIES THE POWER TO PUT FANS DIRECTLY ON THEIR CAP TABLE AND CREATE A MARKETPLACE AROUND THEIR BRANDS

The Time Is Now

SOCIAL MEDIA DRIVES COMMERCE

SOCIAL MEDIA REFERRAL TRAFFIC TO ONLINE STORES HAS INCREASED 100%+ IN THE LAST TWO YEARS

IN 2020, THE GLOBAL SOCIAL COMMERCE MARKET WILL INCREASE BY 34% YOY

E-SALES WILL EXCEED $735 BILLION BY 2023

MORE THAN 50% OF MILLENNIALS WOULD BUY THROUGH SOCIAL MEDIA

NIKE AND SNAPCHAT PARTNERED TO SELL AIR JORDAN III AFTER THE NBA ALL-STAR GAME – SOLD OUT IN 23 MINUTES

REGULATORY FRAMEWORK HAS CAUGHT UP

REG CF | REG A+ | REG D506c

REG D | REG S

STO

ACCREDITED & NON-ACCREDITED FANS CAN INVEST IN THEIR CELEBRITY HEROES

INDEPENDENT EXAMPLES HAVE BEEN SUCCESSFUL

FIFA/EUFA PUBLICLY AVAILABLE FOOTBALL TEAMS CAN BE BOUGHT AND SOLD ON WORLDWIDE EXCHANGES

GREEN BAY PACKERS PUBLICLY TRADED SINCE 1923 – FANS HAVE INVESTED OVER $30M

MADISON SQUARE GARDEN SELLS INTEREST IN KNICKS AND RANGERS

DAVID BOWIE RAISED A $55M BOND FROM FANS TO BUY BACK RIGHTS FOR 25 ALBUMS USING ROYALTIES AS THE UNDERLYING ASSET-BACKED SECURITY

FANVESTOR HAS THE IDEAL COMBINATION OF TECH, FINANCE, AND ENTERTAINMENT INDUSTRY EXPERIENCE TO WIN THIS MARKET

Regulation A

Amended Regulation A, popularly known as "Regulation A+," became effective June 19, 2015. Because Regulation A permits a maximum raise of $50 million each twelve months, we believe this rule is well suited for celebrity issuers and the projects that they are seeking to fund. We

have seen the interest in this type of celebrity-based fund raising through existing business development activities through our Invest with Heart™ campaign. We expect to see an increase in the number of celebrities who list their projects on our platform, although we are likely to encounter competition from other platforms and from celebrities who seek to raise funds online without using a platform.   At this time FanVestor believes it is the only such global fundraising venue for elite celebrities - through our market research elite celebrities are not planning to promote their material fundraising activities on other crowdfunding platforms that offer similar security-type offerings as not wanting to diminish their own celebrity brand value being perceived trying to raise capital next to other mostly start-ups and non-elite celebrity driven initiatives.

Regulation Crowdfunding

Since it first went into effect on May 16, 2016, Regulation Crowdfunding has seen continuous year-over-year growth.

We believe that the market for celebrity crowdfunding of their projects and charitable interests will also grow as more celebrities become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. Once again, at this time we understand FanVestor to be the only such global fundraising venue for elite celebrities - through our market research elite celebrities are not planning to promote their material fundraising activities on other crowdfunding platforms that offer similar security-type offerings as not wanting to diminish their own celebrity brand value being perceived trying to raise capital next to other mostly start-ups and non-elite celebrity driven initiatives.

Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities; legal, compliance and accounting costs can be less than $10,000, and offering costs can be even cheaper for companies who prepare the documentation internally. With a maximum raise of $1,070,000 per year, we believe that this funding method is perfect for early-stage companies.

We plan to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that includes advertising on social media, email marketing and through our workshops. We will mainly focus on celebrities who have millions of social media followers with active engagement on the major social media channels. We plan to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

Rule 506(c) of Regulation D

Rule 506(c) of Regulation D allows for companies, celebrities, and campaigns to reach accredited investors that are beyond their immediate networks by communicating broadly.

We believe Rule 506(c) offerings will to continue to grow year over year because it is an inexpensive way to raise capital from accredited investors with a low cost of entry. We estimate it can cost under $10,000 to prepare an offering under Rule 506(c). There is no limitation on the amount raised, which makes this rule attractive to celebrities who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. This

exemption can be used together with Regulation A and Regulation Crowdfunding. For Regulation Crowdfunding offerings, this exemption provides celebrities an opportunity to extend an offering beyond Regulation Crowdfunding once the maximum $1,070,000 has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified.

Our Advantages

We believe that FanVestor is the only platform of its kind in the global crowdfunding nation. We aim to facilitate financial ignition of innovative celebrities who have the energy and talent to start and grow successful campaigns for both their charitable causes and personal projects.

As the first celebrity platform in the equity crowdfunding industry, we are active in crowdfunding legal and regulatory affairs. Our position allows us to collaborate to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems are highly efficient. Each function operates through documented procedures to ensure consistent, quality results. Knowing what it takes to successfully grow a company, we try to keep operating expenses to a minimum.

We believe that FanVestor's key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the company is our advisory board, stacked with entertainment industry and finance veterans who are talented, respectful, enthusiastic and entrepreneurial people, but also understand and operate on the principles of dignity and respect.

Research and Development

FanVestor has invested approximately $599,397 in 2019, in research and development, product development, and maintenance.

Employees

We currently have 32 team members based in San Francisco, Los Angeles, New York and Europe. Fourteen of which are full time equivalent in software engineer, user-experience design, security controls and testing as well as five who are full time equivalent in product and business development.

Regulation

Having a platform that hosts Regulation A, Regulation Crowdfunding, and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary will be a member.

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, we will be registered as a funding portal with the SEC and became a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, we will be prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) under the Securities Act and in Regulation Crowdfunding. We have accordingly established internal processes to ensure that we, as well as our agents and affiliates, do not engage in activities that funding portals are not permitted to undertake, including:

- Providing investment advice or recommendations to investors for securities displayed on our platform;
- Soliciting purchases, sales or offers to buy securities displayed on our platform;
- Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or
- Holding, managing, processing or otherwise handling investors' funds or securities.

In addition, our funding portal will have certain affirmative requirements that it is required to comply with to maintain its status. These affirmative obligations include:

- Providing a communications channel to allow issuers to communicate with investors;
- Having due diligence and compliance protocols and requirements in place so that it has a "reasonable basis" to believe that
  - its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are "bad actors" and therefore disqualified from participating in the offering;
  - its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and
  - its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and
- Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We will also be required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a member of FINRA, our funding portal will be subject to their supervisory authority and is required to comply with FINRA's portal requirements. Some of those rules are also applicable to

EdenLedger, Inc., as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA's compliance rules require timely reporting of specified events such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal's annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a "reasonable care" due diligence defense. "Reasonable care" would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer's offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We have designed our internal processes and procedures with a view to establishing this defense, should the need arise.

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction.

In addition, FINRA imposes liability for certain conduct including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

With respect to sales under Regulation A and Regulation D, we plan to provide the technology for celebrities to identify and interact with their fans and potential investors, and do not structure transactions. We will not be registered as a broker-dealer and do not engage in certain activities that would constitute "engaging in the business" of being a broker-dealer, including:

- Actively soliciting investors and negotiating the terms of an arrangement between

companies and investors;
- Accepting compensation related to the success and size of the transaction or deal;
- Effecting transactions, including handling of the securities and funds relating a transaction; and
- Extending credit to investors; and creating the market and help negotiate the price between buyers and sellers.

There has been little regulatory guidance as to the circumstances in which state or federal broker-dealer registration requirements apply to online investment platforms, and such guidance as it exists generally predates the technological developments of the last couple of decades. Despite a long-standing request from organizations such as the American Bar Association to clarify the circumstances in which "finders," who also connect buyers and sellers of securities, are permitted to perform that function without registering as broker-dealers, the SEC has not provided any guidance. It is possible that any clarification of the matter will result in our having to change our business model or even register as a broker-dealer. See "Risk Factors."

Liability

Section 12(a)(2) of the Securities Act imposes liability for misleading statements not only on the issuers of securities but also on "sellers," which includes brokers involved in soliciting an offering. Rule 10b-5 under the Securities Exchange Act of 1934 generally imposes liability on persons who "make" statements; the information presented on our platform is drafted by the celebrities themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Intellectual Property

The company has obtained trademark protection for the following marks:

Trademark	Registration Number
IIO	88666356
INITIAL INFLUENCER OFFERING	88666360
FAN-SOURCED	88807309
CONNECTING TO BRANDS YOU LOVE	88666366
INVEST IN BRANDS YOU LOVE	88666369
INVEST WITH HEART	88873505
COMMERCIALLY VIABLE AND INSTITUTIONALLY CREDIBLE	88655861
EDENLEDGER	88227044

In addition, we are also seeking to obtain trademark protection for "FanVestor" in the US. We have been granted the trademark in the EU, UK, and Russian Federation.

To further protect our intellectual property we are creating in the FanVestor Platform, we have filed a provisional patent application on December 16, 2019 (application no. 62/948,420) relating to the functionality of the experience we offer.

Litigation

FanVestor is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

We do not own any significant property. The company has a business address of 2055 Lombard St., #470217, San Francisco, CA 94147, which it verified is a mailing address for the business. The company is currently without a headquarters while management works remotely and plans for a new headquarters in Los Angeles.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

We are an early stage company and have not yet generated any profits.
FanVestor was formed in 2018. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include

likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FanVestor has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials were prepared on a "going concern" basis.
Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. We have sustained losses of $1,243,497 and $358,016 for the years ended December 31, 2019 and 2018, respectively, and have an accumulated deficit of $1,789,750 as of December 31, 2019. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Voting control is in the hands of a single stockholders.
Voting control is concentrated in the hands of the company's Founder, CEO and Director, Michael Golomb. Furthermore, he has the status of "Super Director" giving him four votes and tie-breaking authority while other directors have one vote each. Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in tum could reduce the price potential investors are willing to pay for the company. In addition, our CEO could use his voting influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to owner approval.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We operate in a regulatory environment that is evolving and uncertain.
The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use

our platforms' services. For instance, over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

We operate in a highly regulated industry.
We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further our subsidiary, FanVestor CF LLC, is about to get registered as a funding portal and regulated entities such as us are often subject to FINRA fines. See "Regulations." In addition, some of the restrictions and rules applicable to our subsidiary could adversely affect and limit some of our business plans.

In the event we are required or decide to register as a broker-dealer, our current business model could be affected.
Under our current structure, we believe we are not required to register as a broker-dealer under federal and state laws. We partnered with Dalmore Group LLP, which is registered in 50 states in our security offerings under Regulation A and Regulation D. Further, other than our CEO, Michael Golomb, none of our officers have previous experience in securities markets or regulations None of our officers are registered securities professionals or passed qualifying exams administered by FINRA. We comply with the rules surrounding funding portals and restrict our activities and services so as to not be deemed a broker-dealer under state and federal regulations, see "Business – Regulations." However, if we were deemed by a relevant authority to be acting as a broker-dealer, we could be subject to a variety of penalties, including fines and rescission offers. Further, we may decide for business reasons or we may be required to register as a broker-dealer, which would increase our costs, especially our compliance costs. If we are required but decide not to register as a broker-dealer or act in association with a broker-dealer in our transactions, we may not be able to continue to operate under our current business model.

We may be liable for misstatements made by celebrity issuers on our funding portal.
Under the Securities Act and the Exchange Act, celebrity issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements made misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. There may also be circumstances in which we are liable for making misleading statements in connection with Regulation A and Regulation D offerings. See "Regulation – Regulation Crowdfunding – Liability" and "Regulation – Regulation A and Regulation D – Liability" Even though due diligence defenses may be available; there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business.

FanVestor's product offerings are relatively new in an industry that is still quickly evolving.
The principal securities regulations that we work with, Regulation Crowdfunding, Regulation A, and Regulation D have only been in effect in their current form since 2015 and 2016, respectively. FanVestor's ability to continue to penetrate the market remains uncertain as

potential celebrity issuers may choose to use different platforms or providers (including, in the case of Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by celebrity issuers as well as investors, and favorable changes in the regulatory environment.

We are reliant on one main type of service
All of current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We depend on key personnel and face challenges recruiting needed personnel.
Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Michael Golomb with respect to strategy, compliance, capital markets, and back-office operations, and our Chief Operating Officer, Larry Namer, with respect to day to day operations, market strategy execution, business development, marketing, and other customer facing workstreams. Our software engineer team, and in particular Naji Bekhazi, is critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

FanVestor and its providers are vulnerable to hackers and cyber attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the celebrity issuers that utilize our platform. Further, any significant disruption in service on the FanVestor platform or in its computer systems could reduce the attractiveness of the FanVestor platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks either on our technology provider or on FanVestor could harm our reputation and materially negatively impact our financial condition and business.

We depend on our advisors and consultants who are subject to non-disclosure and confidentiality agreements.
In certain cases, the company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties

with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others

We are dependent on general economic conditions.
Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.
We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Our revenues and profits are subject to fluctuations.
It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the company cannot raise sufficient funds it will not succeed. FanVestor is offering SAFE Notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities

SAFE Notes are inherently risky like convertible notes but less favorable for the investor.

A SAFE Note ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a SAFE Note is not a debt instrument. A SAFE Note is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE Note.
- Debt instruments have maturity dates. SAFE Notes (including the one in this offering) do not.
- Debt instruments have interest rates. SAFE Notes (including the one in this offering) do not.

Despite their name implying otherwise, SAFE Notes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFE Notes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions and cannot be resold in the United States except pursuant to a valid exemption from the Securities Act. It is not currently contemplated that registration under the Securities Act or other state securities laws will be affected. Limitations on the transfer of the SAFE Notes may also adversely affect the availability or price that you might be able to obtain for the SAFE Notes in a private sale exempt from the registration requirements of the Securities Act.

Under the terms of the SAFE Notes, the company has exerted control over every transfer or sale of the SAFE Notes. Purchasers should be aware of the long-term nature of their investment in the company. Each purchaser in this offering will be required to represent that it is purchasing the SAFE Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The SAFE Notes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The company may repurchase the SAFE Notes upon a liquidation event or sale of the company as provided in this SAFE Note. Although the SAFE Notes may become tradeable under federal securities law, company corporate documents and state securities regulations may prevent a purchaser from realizing any return on investment for an extended period of time. Each purchaser should consult with his or her attorney and read the SAFE Note Instrument provided as part of the documentation of this offering.

Neither the offering nor the SAFE Notes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the company.

No governmental agency has reviewed or passed upon this offering, the company or any securities of the company. The company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SAFE Notes will be effectively subordinate to any of our debt that is secured.
We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your SAFE Notes may be subordinate to the payment of principal or interest on such other future debt. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The standard Y Combinator SAFE instrument has been significantly modified.
We have significantly modified the standard Y Combinator SAFE Note to comport with Regulation Crowdfunding. In addition, we have made material changes to the SAFE Note. Please review the SAFE Note in detail.

The provisions of the SAFE Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the SAFE Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the SAFE Notes will not permit the holders of the SAFE Notes to require us to repay the obligations the SAFE Notes in the event of a takeover, recapitalization or similar transaction. See also "Description of the Securities in this Offering – The SAFE Notes," below.

Our management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising,

such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael Golomb	Chief Executive Officer	Since December 2018	Full time
Larry Namer	Chief Operating Officer	Since September 1, 2020	Full time as necessary
Directors:			
Michael Golomb	Board Chairman	Since December 2018	
Mitesh Parikh	Director	Since December 2018	
Alex Yastremski	Director	Since December 2018	
Larry Namer	Executive Director	Since September 1, 2020	
Martin Pompadur	Independent Board Member	Since September 1, 2020	
Significant Employees:			
Naji Bekhazi	EVP of Engineering & Products	Since Feb. 2020	

Michael Golomb

Michael Golomb is a leader in the business community and recognized as an innovator in the world of business and fintech. As the founder of fan engagement and investment platform FanVestor, he has created a unique offering for elite talent, musicians, athletes, entertainment entities as well as consumers.

Born in Ukraine, Golomb came to America as a teenager with the dreams of success that many immigrants bring with them to America, and today with a strong track record of maximizing shareholder value, he has had several successful exits, managed two IPOs, and been a leader at several publicly traded companies (NASDAQ, LSE, AIM). Michael founded FanVestor at a time where disruption in the entertainment industry is explosive – with companies such as Netflix changing the way consumers engage with television, and iHeartMedia bringing entertainment to millions of fans of sports and music.

A hands-on company builder, Michael's background as an entrepreneurial executive with the culmination of twenty-five years of senior management experience across a broad spectrum of industries. His expertise has been successfully applied across verticals ranging from startups to large public corporations including telecom, blockchain, digital health & medical devices, consumer electronics & hardware, manufacturing, software/SaaS, and real estate. In addition to Michael's knowledge-based experience across multiple categories in raising equity though

variety of public and private equity/debt instruments, as well as experience in handling complex M&A transactions, he also brings exceptional knowhow of global capital markets, compliance, and fintech to FanVestor a unique ability to be an innovator and leader in the marketplace.

Mr. Golomb is a graduate of Stanford University's Graduate School of Business, where he received a Master of Science (M.Sc.) degree in Management, with an emphasis on Organization Behavior and Entrepreneurship. Michael also received his MBA in Finance at Santa Clara University's Leavey School of Business. Prior that that, for his undergraduate education, he attended Occidental College, where he gained a Bachelor of Arts Degree, double majoring in Diplomacy & World Affairs and Economics. Michael is a certified public accountant (inactive).

A former professional chess player, Michael resides with his family in San Francisco, California, where FanVestor's HQ is currently based.

Larry Namer

An entertainment industry veteran with 50 years professional experience in television, film, live events and digital media, Namer first joined FanVestor's Advisory Board in January 2020. On September 1, 2020 Larry agreed to join the executive team as Company's COO and was elected to the company's board of directors as executive director. In his new role, Namer is charged with overseeing the day-to-day operations and partner management for FanVestor.

Namer is the co-founder of E! Entertainment Television, a company now valued at over four billion USD, and the creator of several successful companies in the United States and overseas. Among those companies are Comspan Communications that pioneered Western forms of entertainment in the former Soviet Union and Steeplechase Media that served as the primary consultant to Microsoft's MiTV for developing interactive TV applications.

He is the executive producer of the feature film EMPRESS, a new travel series for the China audience titled Explore The World, and an executive producer of the new crime drama series Nova Vita. He is a founding member of the recently launched lifestyle platform BeautyKween, co-founded by global branding expert MISTER D and former Club Kid and Heatherette designer Richie Rich.

Early on, Larry was named the youngest general manager of a major cable system at Valley Cable TV (VCTV) in Los Angeles. His vision and direction garnered VCTV several Emmy and Cable ACE award nominations, as well as recognition by Forbes magazine as the national model for local cable television programming. In 1989, he was awarded the prestigious President's Award from the National Cable Television Association. He was honored with the "Outstanding Contribution to Asian Television Award" at the 19th Asian Television Awards in Singapore, and received the International Media Legacy Award at the 2017 Elite Awards Foundation Gala. He was the recipient of Lifetime Achievement Awards at the 2018 Hollywood Tribute Awards and the 2019 Hollywood China Night, presented by the American-Chinese CEO Society, both in celebration of the Academy Awards®. In July 2019, he was awarded The Tribeca Disruptor Award at the Novus Summit, held at the United Nations.

Namer received a degree in Economics from Brooklyn College, graduating in 1971.

Larry resides in Los Angeles – FanVestor's future HQ.

Marty Pompadur

Marty Pompadur first joined FanVestor's Advisory Board in at the end of 2019. On September 1, 2020 was elected as Company's independent board member along with Larry's nomination.

Marty Pompadur graduated from Williams College in 1955 with a BA Degree and from the University of Michigan Law School in 1958 with a LLB Degree. He began his career as a practicing attorney in Stamford, Connecticut in 1958 but quickly entered the media field when in 1960 he joined American Broadcasting Companies, Inc. (ABC, Inc). He remained at ABC, Inc for 17 years, culminating with his becoming the youngest person ever appointed a member of the ABC, Inc Board of Directors. While at ABC, Inc Mr. Pompadur held the positions of General Manager of the Television Network; Vice President of the Broadcast Division which included the radio and television networks, the radio and television stations, news, sports and engineering; President of the Leisure Activities Group, which included Magazine Publishing, Records, Music Publishing, Motion Picture Theaters, Record and Tape distribution, and Motion Picture Production; and Vice President of ABC, Inc.

Mr. Pompadur left ABC, Inc in 1977 and became President of Ziff Corporation, a position he held until 1982. Ziff Corporation then was the holding company for both Ziff-Davis Publishing Company, one of the world's largest publishers of business publications and consumer special interest magazines, and Ziff-Davis Broadcasting Company, which operated six network affiliated television stations.

From 1982, until April 2007, Mr. Pompadur was chairman and Chief Executive Officer of RP Companies' various private and public limited partnerships (including 2 public limited partnerships with Merrill Lynch), which operated 12 television stations, 25 radio stations and numerous cable television systems totaling 500,000 subscribers.

In 1985 Mr. Pompadur, as advisor to News Corporation, helped acquire for News Corporation the Metromedia television station group and wrote the business plan for the start-up of the Fox Television Network.

In June 1998, Mr. Pompadur became Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe, and a member of News Corporation's Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corporation Europe. In his decade with News Corporation, he was instrumental in negotiating the merger of Stream and Telepiu to create Sky Italia in Italy, now one of the world's most successful Pay-TV businesses, and in creating and managing three successful businesses : a television station group in several emerging countries; a radio station group in Russia and Bulgaria; and News Outdoor, the leading outdoor advertising company in Russia and other emerging countries.

In November 2008, Mr. Pompadur stepped down as a full-time employee of News Corporation to pursue other business interests. He then became a senior advisor to Oliver Wyman, consulting primarily in the Middle East. Mr. Pompadur also became global vice chairman media and entertainment for Macquarie capital.

Mr. Pompadur now is involved in many companies, as an investor, advisor and board member.

He currently is a board member of two public companies: Nexstar broadcasting group and Truli media group. Previously he was a board member of many public and private companies including Imax Corporation, ABC. Inc, BSkyB, Sky Italia, Premier World, Fox Kids Europe, Metromedia International and Elong.

Marty resides in Connecticut.

Naji Bekhazi

With 35+ years in senior management and engineering, Naji Bekhazi brings FanVestor a successful track record of designing and spearheading the development of large-scale software systems and applications.

Prior to joining FanVestor in Feb 2020 as EVP Engineering & Products, Naji was the Co-founder and President of Wasche Inc, an on-demand service provider for the automotive industry. Prior to that, Naji was the Vice President of Engineering at Synopsys Inc. for 13 years, where he managed the Analog Mixed-Signal Design products. He joined Synopsys as part of the acquisition of Numerical Technologies Inc., where he was Vice President of Engineering. Prior to joining Numerical Technologies, Naji was at Volera Inc., a startup funded by Novell and Andersen Consulting, where he was in charge of the development of the company's media streaming services and content distribution products. Prior to Volera, Naji was the Co-founder and Vice President of Engineering at JustOn Inc., an application service provider focused on web-based communication and collaborative applications. He developed the company's flagship product JustOn Files, a cloud-based platform for storing, managing, sharing, and publishing files on the cloud. JustOn was acquired by Novell Inc in 2000 after six months of its inception at 30X initial investment. Prior to JustOn, Naji held several senior positions at Cadence Design Systems and National Semiconductor. Over the past 15 years Naji invested and held advisory roles at several startups. He earned his Bachelor's degree in electrical engineering as well as his Master's degree in computer engineering from Syracuse University where he graduated as Summa Cum Laude in 1989.

Naji resides near San Francisco, California.

Mitesh Parikh

Mitesh Parikh is a team-motivating entrepreneur and experienced C-Level executive who joined our Board of Directors in December 2018. Mitesh has held roles such as Venture Partner with Altus Alliance, a professional services company, which he has held since May 2016, as well previously serving as President of ANOB World Inc. from 2015 to 2015, and Chairman/Chief Marketing Officer/Chief Financial Officer of Comsolo LLC from 2004 to 2008. Mitesh received a degree in Finance and Marketing from California State University East Bay in 1988.

Mitesh resides in San Francisco, California.

Alex Yastremski

Alex Yastremski joined our Board of Directors in December 2018. He currently serves as General Counsel at DASAN Zhone Solutions, where he has been since February 2018. Prior to

that, he served as General Counsel to BitFury Group Ltd, from 2014 to 2017. Alex receive his JD from Washington College of Law, and his bachelor's degree from Bucknell University.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns over 10% the company's equity securities as of September 14, 2020:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
TGF Trust*	Voting Common Stock	525,987	100%
TGF Trust	Non-Voting Common Stock	8,337,849	0%

* TGF Trust is fully controlled by Michael Golomb, our Founder and Chief Executive Officer.

The company also has an Amended and Restated 2019 Equity Incentive Plan under which Restricted Stock Awards of Non-Voting Common Stock are awarded to employees, directors, officers, agents consultants, advisors and independent contractors of the company. Under the terms of the plan, RSAs are subject to vesting through meeting performance targets and/or the passage of time. There are 1,500,000 shares of Non-Voting Common Stock authorized under the plan and, as of September 14, 2020, there are 802,373 shares outstanding. For a description of our Voting Common Stock and Non-Voting Common Stock, see "Securities Being Offered and Rights of the Securities of the Company – Common Stock," below.

The Company's Authorized Securities

The company has authorized up to 15,000,000 shares of common stock, with 1,000,000 designated as "Voting Common Stock," and 1,000,000 designated as "Non-Voting Common Stock." All of our Voting Common Stock is beneficially held by our CEO, Michael Golomb. For this offering, the company is issuing SAFE Notes, which will convert into the Non-Voting Common Stock of the company upon a conversion event.

USE OF PROCEEDS

We anticipate using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $250,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Business Development, Sales & Marketing	31.25%	33.33%
Engineering & Product	31.25%	25%
Compliance, Operation G&A	37.5%	41.67%

FINANCIAL DISCUSSION

Financial statements

Our financial statements for the fiscal years ended December 31, 2019 and 2018 have been reviewed by dbbmckennon LLC.

Operating Results

We are pre-revenue and have been incurring expenses to support our development of a data-driven investment platform creating a new eco-system that enables fans, both accredited and non-accredited, to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations. As of the date of this Offering Circular, we have not made any profits and are still a "development stage company."

Our activities since inception have consisted of formation and development activities and preparations to raise capital. Our net losses for the fiscal year ended December 31, 2019 (FYE 2019), were $1,243,497 compared to $358,016 for fiscal year end December 31, 2018 (FYE 2018).

The increase in expenses during 2019 reflects our investment in our technology and product development, including $599,397 spent on research and development and product development. There was an increase in selling, general and administrative expense from $48,738 FYE 2018 to $920,318 FYE 2019 due to expansion of our operations.

As a result of the foregoing, as of FYE 2019, we had an accumulated deficit of $1,789,750. These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

During the current fiscal year, the company has increased spending in engineering and products as well as in compliance cost centers.

Liquidity and Capital Resources

As of December 31, 2019, the company held $10,462 in cash and cash equivalents compared to $293,995 as of December 31, 2018. The company was initially capitalized by an investment from a shareholder in the amount of $1,029,970 on November 1, 2017. Since then, Michael Golomb, as the Founder, CEO and sole voting shareholder, has invested through a convertible instrument as well as made loans to the company in order to fund company's development.

In December 2019, Mr. Golomb advanced $100,000 to the company. In addition to that amount, the company owes Mr. Golomb $590,510 for various expenses incurred on behalf of the company during 2019 for a total balance due of $690,510 as at December 31, 2019. The loan accrues interest at 5% per annum and is due upon receiving outside funding of at least $1,000,000 or achieving revenue. If the company raises external financing, any outstanding loans from the CEO may be converted into equity or a convertible note under the same conditions as the participating investors in the financing. As of December 31, 2019, the company had accrued and unpaid interest of $8,732 pertaining to this loan.

Another source of capital has been the company's investment in cryptocurrency, which resulted in a gain for FYE 2019 of $284,950. During FYE 2019, proceeds from the sale of cryptocurrency was $451,450.

During 2020, the company received funds from a Regulation D offering of convertible promissory notes, that is ongoing and concurrent with this Regulation CF offering of SAFE Notes. Under the Regulation D offering, the company sold to an investor a convertible promissory note bearing 6% annual interest, with a maturity date of December 31, 2021, for consideration of $205,000, which was paid in installments during 2020. This promissory note converts into the company's Non-Voting Common Stock at the company's discretion.

Under this same Regulation D offering, the company sold a convertible promissory note to Mr. Golomb, its founder and CEO, on May 20, 2020, for consideration of $235,491.45. Under the terms of that purchase, the note carries 6% annual interest with a maturity date of December 31, 2021, and conversion at the company's discretion into the company's Non-Voting Common Stock at a 20% discount to the price in the "Next Equity Financing." See also, below, "Related Party Transactions" and "Recent Offerings of Securities."

During 2020, the company has been financed principally by Mr. Golomb. Receiving proceeds from this offering under Regulation Crowdfunding, or from other sources of financing, is necessary for the viability of the company.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will use such the funds to advance our marketing and business development activities.

- Within three months of the completion of our Reg CF raise, we could expand our operations as a funding portal and potentially onboard several projects in our current pipeline.

- Assuming we raise $1 million in this offering, we anticipate a full-scale expansion in the United States within 12 months covering all of the aspects of our business described above.

RELATED PARTY TRANSACTIONS

In December 2019, Michael Golomb advanced $100,000 to the company. In addition, as of December 31, 2019, the company owes Michael Golomb $590,510 for various expenses incurred on behalf of the company during 2019 for a total balance due of $690,510. The loan accrues interest at 5% per annum and is due upon receiving outside funding of at least $1,000,000 or achieving revenue. If the company raises external financing, any outstanding loans from Michael Golomb may be converted into equity or a convertible note under the same conditions as the participating investors in the financing. As of December 31, 2019, the company had accrued and unpaid interest of $8,732 pertaining to this loan. Additionally, in May 2020, Mr. Golomb purchased a convertible promissory note from the company, the terms of which are set forth immediately below in "Recent Offerings of Securities."

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- Upon formation of the company, we issued what became post-split shares of 595,988 shares of Voting Common Stock and 8,914,012 shares of Non-Voting Common Stock in reliance of Section 4(a)(2) of the Securities Act for consideration of $1,030,914. We used proceeds of that issuance for general corporate purposes.

- In January 2020, the company commenced a Regulation D offering seeking a maximum of $1,000,000 that is ongoing and concurrent with this Regulation CF offering. The company sold a convertible promissory note to an investor in reliance on Regulation D for consideration of $205,000 paid in installments throughout 2020. The convertible promissory note has an interest rate of 6% annually, maturity date of December 31, 2021, and conversion no later than March 31, 2020 or at the company's discretion. Furthermore, the company elected to extend this note conversion decision through March 31, 2021..

- On May 25, 2020, under the Regulation D offering, Michael Golomb, the founder and CEO, purchased from the company a convertible promissory note in the amount of $235,491 having 6% interest, a maturity date of December 31, 2021, and conversion at the company's discretion but no later than March 31, 2021, at a 20% discount to the price in the "Next Equity Financing," which also includes an obligation to repay the note to Mr. Golomb by March 31, 2021 at the Holder's discretion.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE Note provides Investors the right to convert their SAFE Note into the Non-

Voting Common Stock of the company, when and if the company makes an equity offering that involves its Non-Voting Common Stock ("Equity Financing"). The terms of the Non-Voting Common Stock are outlined below. In the event that the company does not undertake an offering of its Non-Voting Common Stock, the SAFE Note may convert to Non-Voting Common Stock in the company in the event of a change of control of the company (such as an acquisition of the Company) or an initial public offering ("IPO") of the company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a Non-Voting Common Stock offering, register an IPO or get acquired by another company, the SAFE Note may fail to provide any return on investment.

Terms of the SAFE Notes

The terms of the SAFE Note provide for an automatic conversion into Non-Voting Common Stock in the event we undertake a future Equity Financing involving the offer and sale of Non-Voting Common Stock. Included in the SAFE Note are certain defined terms that are important to your understanding of the operation of the SAFE Note. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE Note itself.

"Purchase Amount" – means the amount invested by each investor in this offering.
"Discount Rate" – means the percentage at which the per share price of a future Non-Voting Common Stock financing will be multiplied by to determine the per share price for holders of SAFE Notes.
"Valuation Cap" – means the applied value of the capital stock of the company when determining the per share price for holders of SAFE Notes in the event of a future Non-Voting Common Stock financing.

Procedure for Conversion to Non-Voting Common Stock
Investors will receive a number of shares of Non-Voting Common Stock calculated using the method that results in the greater number of shares of Non-Voting Common Stock:

(i) the Purchase Amount, divided by the price of Non-Voting Common Stock issued to new Investors multiplied by the Discount Rate of:
- 0% for investments up to $999 of SAFE Notes
- 5% for investments between $1,000 -- $9,999 of SAFE Notes
- 10% for investments between $10,000 -- $14,999 of SAFE Notes
- 15% for investments between $15,000 or more of SAFE Notes

or
(ii) if the valuation for the company is more than $40 million (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of (a) the Valuation Cap divided by (b) the total number of authorized and issues shares of the company's capital stock at that time on a fully diluted basis.

The Discount Rate of our SAFE Notes is scaled based on the amount invested by any particular investor. Investments below $1000 will have no discount upon conversion; investments between

$1000 and $9,999 will have a discount of 5%; investments between $10,000 and $14,999 will have a discount of 10%; and investments of $15,000 or greater will have a discount rate of 15%.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the company's capitalization will be measured on a fully diluted basis. This means that the capitalization shall be the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFE Notes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFE Notes.

Cash or Conversion upon Liquidity Event

If there is a Liquidity Event (an IPO or change of control of the company) before the termination of this SAFE and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Non-Voting Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In this case, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFE Notes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If there is a Liquidity Event (IPO or change of control of the company) after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the Non-Voting Common Stock of the Company equal to the Purchase Amount divided by the Equity Financing Price, if the Investor fails to select the cash option. Shares of Non-Voting Common Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

In the event of a Liquidity Event, the company's capitalization will be, as of immediately prior to the Liquidity Event, the number of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFE Notes; and (iii) convertible promissory notes. Investors should note this is different than the

calculation of the number of outstanding shares for the conversion to Non-Voting Common Stock.

Right to Distribution upon Dissolution

If there is a Dissolution Event before this instrument terminates because there was an Equity Financing or Liquidity Event (see above), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock. In this case, Investors may not recoup part or all of their investment from the company.

A Dissolution Event will be deemed to occur if the company voluntarily terminates its operations, if there is a general assignment for the benefit of the company's creditors, if the company voluntarily or involuntarily seeks relief under Title 11 of the United States Code (the "Bankruptcy Code"), or upon any other liquidation, dissolution or winding up of the company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting Rights

There are no voting rights associated with the SAFE Notes. In the event of a conversion to Non-Voting Common Stock, Investors will receive a class of common stock without voting rights.

What it Means to be a Minority Holder

As an investor in SAFE Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the
purchaser or other similar circumstance.

Transfer Agent

We have selected KoreConX, an SEC-registered securities transfer agent, to act as our transfer
agent. They will be responsible for keeping track of who owns our securities.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of
our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared
from time to time by the board of directors out of legally available funds. We have never
declared or paid cash dividends on any of our capital stock and currently do not anticipate paying
any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the
right to vote is required under Delaware corporate law. Holders of our Voting Common Stock
are entitled to vote on all matters submitted to a vote of the stockholders, including the election
of directors (see below).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common
Stock will be entitled to share ratably in the net assets legally available for distribution to
stockholders after the payment of all our debts and other liabilities and the satisfaction of any
liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common
Stock are subject to and may be adversely affected by, the rights of the holders of shares of any
series of our Preferred Stock and any additional classes of preferred stock that we may designate
in the future.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of
our Voting Common Stock are entitled to receive dividends, if any, as may be declared from
time to time by the board of directors out of legally available funds. We have never declared or
paid cash dividends on any of our capital stock and currently do not anticipate paying any cash
dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the company will be selling SAFE Notes which include either a discount to the per share price in a future offering of securities of the company, or a valuation cap, which benefits investors in this offering if the future valuation of the company at the time of conversion of the SAFE Notes exceeds the valuation cap.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The

value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.fanvestor.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

• Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

• Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or Net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

Updates